UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

(Amendment No. 1)

Under the Securities Exchange Act of 1934*

Cryo-Cell International, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

228895108

(CUSIP Number)

December 31, 2013

(Date of Event Which Requires Filing of this Statement)

Ashley Bruce Trehan

Fowler White Boggs P.A.

501 E. Kennedy Blvd.

Suite 1700

Tampa, FL 33602

(813) 228-7411

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Exchange Act or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

SCHEDULE 13G/A

CUSIP No.: 228895108
1 NAME OF REPORTING PERSON
Mary J. Nyberg and Charles D. Nyberg, as co-trustees of CDMJ Nyberg Family Trust, U/A/D June 9, 2005

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒

3 SEC USE ONLY
4 CITIZENSHIP OR PLACE OF ORGANIZATION
Arizona
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER
771,350
6 SHARED VOTING POWER
0
7 SOLE DISPOSITIVE POWER
771,350
8 SHARED DISPOSITIVE POWER
0
9 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
771,350
10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
7.15%
12 TYPE OF REPORTING PERSON
OO/IN

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Item 1.

(a)          The name of the Issuer is Cryo-Cell International, Inc..

(b)          The Issuer’s principal executive offices are located at 700 Brooker Creek Blvd., Oldsmar, Florida 34677

Item 2.

(a)          This Schedule 13G/A is filed on behalf of Mary J. Nyberg and Charles D. Nyberg, as trustees of the CDMJ Nyberg Family Trust U/A/D June 9, 2005 (the “CDMJ Trust”).

(b)          The principal office of the CDMJ Trust is located at 4555 E. Mayo Blvd., Phoenix, Arizona 85050

(c)          This Schedule 13G/A relates to the common stock of the Issuer, par value $.01 per share.

(d)          The CUSIP number of the common stock is 228895108.

Item 3.

Not applicable

Item 4.

(a)	Amount beneficially owned:

	1)	CDMJ Trust:	771,350

	Total:		771,350 shares

(b)	Percent of class:

	1)	CDMJ Trust:	7.15%

	Total:		7.15%

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(c)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote:

		1) CDMJ Trust:	771,350

		Total:	771,350

	(ii)	Shared power to vote or to direct the vote:

		1) CDMJ Trust:	0

		Total:	0

	(iii)	Sole power to dispose or to direct the disposition of:

		1) CDMJ Trust:	771,350

		Total:	771,350

	(iv)	Shared power to dispose or to direct the disposition of:

		1) CDMJ Trust:	0

		Total:	0

Item 5. Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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SIGNATURE

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Statement is true, correct and complete.

Dated: February 11, 2014
/s/ Mary J. Nyberg
Mary J. Nyberg, as Trustee

/s/ Charles D. Nyberg
Charles D. Nyberg, as Trustee
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